[GRAPHIC OMITTED]


April 14, 2006


Mr. James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0404


Re:  Unitil Corporation
     Form 10-K for the calendar year ended December 31, 2005
     Filed February 22, 2006
     File No. 001-08858


Dear Mr. Allegretto:

     Set forth below are the responses of Unitil Corporation (the "Registrant", "Unitil" or the "Company") to the letter dated March 31, 2006 (the "Comment Letter") from the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning the Registrant's Annual Report on Form 10-K (the "Form 10-K"), which was filed with the Commission on February 22, 2006.

     For your convenience, the Staff's comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.


Corporate Office
----------------
6 Liberty Lane West
Hampton, NH  03842-1720

Phone: 603-772-0775

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 2


Item 7 Management's Discussion and Analysis
-------------------------------------------

     1.   Therm Sales, page 23
     -------------------------

     We note from the table provided on page 23 that firm therm sales decreased in 2004 compared to 2003. We also note that in 2004 and 2003 revenue per firm therm was $1.24 and $1.15, an increase of 7.8% when comparing 2004 to 2003. Please explain to us how therm sales decreased and revenue per therm increased.

     Response #1:
     -----------

     On a revenue per firm therm basis, the increase of 7.8% in 2004 from 2003 is attributable to increases in the following components of Total Firm Gas
     Revenue: a) Purchased Gas Revenue, b) Gross Gas Sales Margin, also commonly referred to as Base Revenue and c) Conservation and Load Management Revenue. Total Firm Gas Revenue per therm increased in 2004 compared to 2003 due to higher rates billed to customers under each of these revenue components. These increases in rates more than offset the impact of a decrease in therm sales volumes in the period as discussed below:

     a) Higher Purchased Gas revenue represents 4.9% of the increase in revenue per therm and is due to an increase in the Cost of Gas Adjustment Charge rate to recover increased gas commodity prices in 2004 compared to 2003. Gas commodity prices increased 17.9% in 2004 compared to 2003.

     b) Higher Gross Gas Sales Margin represents 2.1% of the increase in revenue per therm and is due to higher average gas Base Rates in 2004 compared to 2003 resulting from an increase in rates authorized by regulators to recover pension costs and postretirement benefits other than pension costs, as well as differences in the mix of customer classes (e.g., residential, commercial, industrial) charged for firm therm consumption.

     c) Higher Conservation and Load Management ("C&LM") revenue represents 0.8% of the increase in revenue per therm and is due to an increase in the C&LM Adjustment Charge rate to recover higher cost associated with the development, management and delivery of the Company's energy efficiency programs in 2004 compared to 2003.


     2.   Operating Expense, page 24
     -------------------------------

     We note from your previous and current Form I0-K that Unitil currently has approximately 310 employees compared to 317 in 2004. Please explain the reasons for the $0.6 million increase salaries and the $0.5 million increase in employee benefit costs in 2004.

     Response #2:
     -----------

     Management assumes that this question should have read "...employee benefit costs in 2005," based on the amount of cost increases referenced in the question.

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 3


     The number of employees disclosed in the Company's Form 10-K represents the number of employees at December 31 of each year. During the course of each year, the number of employees can be higher or lower than the year-end figures. During 2004, the number of employees, as of each month end, ranged from 310 to 321. During 2005, the number of employees, as of each month end, ranged from 308 to 318.

     The $0.6 million increase in salaries and compensation expenses in 2005 compared to 2004 is due to normal annual increases in salaries for the approximately 310-317 employees in 2005 of $0.2 million, which is net of the expense savings from the lower number of employees on average. Other increases in compensation in 2005 that do not move in a linear relationship with number of employees were increased expenses associated with the Company's Management and Employee Incentive Plans of $0.3 million and an increase associated with the Company's Restricted Stock Plan of $0.1 million.

     The $0.5 million increase in employee benefit costs in 2005 compared to 2004 is due to increases in pension and other post retirement benefit costs of $0.8 million partially offset by decreases in the costs of health insurance and other benefits of $0.3 million. These costs are also not directly correlated to the number of active employees.


     3.   Interest Expense, net, page 26
     -----------------------------------

     Please explain to us the nature of interest on regulatory liabilities. Please specifically tell us the regulatory liabilities to which it relates and the amount. We may have further comment.

     Response #3:
     -----------

     Certain reconciling rate mechanisms used by the Company's distribution operating utilities give rise to regulatory liabilities (and regulatory assets) on which interest is calculated. The Company operates a number of reconciling rate mechanisms to recover specifically identified costs on a pass through basis. These reconciling rate mechanisms track costs and revenue on a monthly basis. In any given month, this monthly tracking and reconciling process will produce either an under-collected or an over-collected balance of costs. In accordance with the Company's tariff, interest is accrued on these balances and will produce either interest income or interest expense. Interest income is recorded on an under-collection of costs, which creates a regulatory asset to be recovered in future periods when rates are reset. Interest expense is recorded on an over-collection of costs, which creates a regulatory liability to be refunded in future periods when rates are reset.

     These regulatory interest amounts are combined on the Consolidated Statements of Earnings and also combined within the Interest Expense table on page 26 of Unitil's Form 10-K for the year-ended December 31, 2005. Currently, regulatory assets exceed regulatory liabilities so the net effect is interest income in the table. The total interest expense on regulatory liabilities for 2005 was $152K and this amount was combined with interest income on regulatory assets of $2,677K and disclosed as a net amount of interest income on regulatory assets of $2,525K in the table on page 26. The primary regulatory liabilities comprising the $152K of interest expense in 2005 include: Unitil Energy Systems,

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 4


     Inc. ("UES") Transition Service - $66K, Fitchburg Gas and Electric Light Company ("FG&E") Energy Efficiency - $42K and FG&E Default Service - $12K and other of $32K.

     In the future, the Company will include a separate disclosure of amounts and an explanation of interest expense on reconciling rate mechanisms.


Note 2 Equity
-------------

     4.   Restrictions on Retained Earnings, page 58
     -----------------------------------------------

     We note your disclosure regarding the restrictions on retained earnings for subsidiaries UES and FG&E. It appears the restrictions wouId require Unitil to provide condensed financial information. See Regulation S-X Rule 5-04(c), Schedule 1. If our understanding is incorrect, please explain why you are not required to provide such information.

     Response #4:
     -----------

     Regulation S-X Rule 5-04(c) requires that, when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year, condensed financial information of the Registrant be included in the filing.

     Management's calculations show that the combined restrictions on the net assets for Unitil's wholly-owned subsidiaries UES and FG&E represent 24.2% and 24.7% of Unitil's net assets as of December 31, 2005 and December 31, 2004, respectively. Therefore, in accordance with Regulation S-X Rule 504(c), management believes that Unitil is not required to provide information regarding restrictions on retained earnings and the related condensed financial information for these periods because the restricted amounts do not exceed 25% of the Registrant's net assets. In Note 2 to the Consolidated Financial Statements of the Company in its Form 10-K for the year ended December 31, 2005, the Company has elected to disclose the restrictions on retained earnings for UES and FG&E because management believes that this information would be useful to the reader of the financial statements and Notes.

     Management agrees that, if in future periods these calculations result in combined restrictions on retained earnings for UES and FG&E that exceed 25% of the Registrant's net assets, the Company will provide condensed financial information for the Registrant for the corresponding period(s).


Note 3 Long-Term Debt. Credit Arrangements. Leases
--------------------------------------------------

     5.   Leases, page 60
     --------------------

     We are unclear on how the renegotiated lease terms resulted in a change of classification from a capital lease to an operating lease. In this regard, please tell us why such lease originally met the criteria for capital lease classification. If due to the lease terms exceeding 75% of the economic life, advise us how your original estimated economic life compares with the initial 22 year plus anticipated renews

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 5

     ranging from 10-25 years. If due to the 90% test, show us the calculation of fair value at inception and whether it factored into the useful life of the asset. If so, tell us the useful life that was assumed at inception.

     Response #5:
     -----------

     The Company's original lease on its service center used by its Massachusetts distribution operating utility, FG&E, was accounted for under Statement of Financial Accounting Standards No. 13, ("FAS 13"), Accounting for Leases as a capital lease. The original lease met the criteria for a capital lease under paragraph 7.d. of FAS 13; the 90% test. Under paragraph 7.d., when the present value of the lease payments exceeds 90% of the fair value of the property at lease inception, the lease is classified as a capital lease. This was the case when the original lease, 22 years at annual rents ranging from $184,000 to $537,000, began on February 10, 1981. The project cost of the building in the original lease was $2,700,000. The useful life of the building without regard to the lease arrangement would have been 50 years for book accounting purposes.

     When the original lease ended on January 31, 2003; the lessor and lessee renegotiated and entered into a new lease for 10 years at level monthly payments of approximately $270,000 annually. In the new lease agreement, the estimated fair value of the property is $2,640,600. The terms of the new lease agreement do not meet the criteria for classification as a capital lease under paragraph 7 of FAS 13. As disclosed, the Registrant accounts for the new lease as an operating lease.


     6.   FG&E -Electric Division, page 66
     -------------------------------------

     In regards to the investigation by the Massachusetts Department of Telecommunications and Energy (MDTE) please provide us with more details as to the nature of the investigation. Please provide the most recent status of the case along with a detailed analysis of why you believe the outcome will not have a material effect on the financial statements.

     Response #6:
     ------------

     The nature of this investigation was originally included in Note #6 - Commitments and Contingencies of the Registrant's Form 10-K filed with the Commission for the fiscal year ended December 31, 2003 as follows:

     In March 2003, the MDTE opened an investigation into FG&E's dealings with Enermetrix, Inc. (Enermetrix). Enermetrix provides an internet-based energy auction service that is used by utilities to post their natural gas and electric power needs for bids. FG&E used the Enermetrix Exchange to post its electric default service solicitations in September 2001 and March 2002, and Enermetrix earned approximately $19,000 in fees from these transactions. In Management's view, these successful solicitations ultimately resulted in significant lower default service costs to FG&E's customers. At the time of these solicitations, FG&E's parent, Unitil Corporation, had an approximately 9% ownership interest in Enermetrix. The MDTE is investigating whether FG&E is in compliance with relevant statutes and regulations pertaining to transactions with affiliated companies and the MDTE's Order setting forth the requirements for the pricing and procurement of default service. FG&E and the Attorney

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 6


     General have completed briefing of the case and an MDTE decision is pending. Management believes the outcome of this matter will not have a material adverse effect on the financial position of the Company.

     As noted in the more current disclosures (Note #6 - Commitments and Contingencies) in the Registrant's Form 10-K for the fiscal years ended December 31, 2004 and 2005, the hearing and briefing of the case were completed in 2003 and a decision is pending from the Massachusetts Department of Telecommunications and Energy ("MDTE"). As of the date of this letter, the MDTE has not issued an Order and there has not been any active dialogue or correspondence between FG&E, the Attorney General or the MDTE regarding this matter since 2003.

     Management believes the outcome of this matter will not have a material adverse effect on the financial statements of the Company for the following reasons:

          o A favorable outcome is expected. Management does not believe that FG&E violated the MDTE affiliate rules because the facts of the case (i.e., the level of stock ownership, board seats, etc.) do not support the Attorney General's assertion that Enermetrix was an affiliated company.

          o Neither FG&E nor the Registrant received any direct financial benefit from this transaction. As noted in the disclosure from the 2003 Form 10-K, the transaction fees (approximately $19,000) were earned by Enermetrix.

          o FG&E complied with the MDTE's affiliate rules and its customers benefited from this transaction. In FG&E's reply brief, testimony was filed with the MDTE that indicated FG&E's customers realized savings of approximately $900,000 due to the 2001 and 2002 solicitations that were successfully transacted by Enermetrix. FG&E earns no profit on energy sales to its customers.

     As summarized above, management expects a favorable outcome. However, if the outcome is unfavorable, management does not believe the facts of the case support a fine or financial penalty that management would consider material to the consolidated financial statements of the Company.


7.   UES, page 67-8
-------------------

     We assume your revenue recognition policy is based on currently charged rates and your pending $4.65 million increase request is not being reflected in revenues. If our understanding is incorrect, please clarify it. If so, please advise how you will account for any increase retro-active to January 1, 2006 in the periodic financial statements covering periods subsequent to that date.

     Response #7:
     -----------

     The Staff's understanding is correct. As disclosed in the Management Discussion and Analysis on page 37 and again in Note 1 on page 51 of the Company's 2005 Form 10-K, regulated utility revenues are recognized based on rates approved by state and federal regulatory commissions. The New Hampshire Public Utilities Commission ("NHPUC") has approved UES' request in its current base rate case for temporary rate relief and any change in rates will be retroactive to January 1, 2006. Management is currently assessing

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 7


     the likelihood of an award of an increase in base rates as a result of the current base rate case. Management is reviewing the recognition and disclosure of these revenue effects for purposes of the Company's Form 10-Q reporting. Management is mindful of its obligation to present intra-period results in conformity with Commission guidelines and will follow the guidance outlined in Regulation S-X Rule 10-01(b)(8) and Accounting Principles Board Opinion 28 for Interim Financial Reporting.


Note 8 Pensions and Postretirement Benefit Plans
------------------------------------------------

     8.   Defined Benefit Pension Plan, page 72
     ------------------------------------------

     Please explain the reconciliation rate adjustment mechanism for deferred pension costs. Contrast it to an automatic rate adjustment used for fuel costs. If it is not automatic, tell us why such a mechanism makes the deferred cost probable of recovery.

     Response #8:
     -----------

     Both FG&E's Pension Adjustment Factor ("PAF") and UES' proposed Pension Adjustment Clause ("PAC") mechanisms are automatic and operate like reconciliation mechanisms for fuel costs in that each: a) is based on an approved formulaic rate, b) is derived from actual elements of cost data incurred prior to recovery, c) include provisions whereby the cost data is reconciled annually to actual revenues collected, with an associated reconciliation adjustment included in the subsequent PAF / PAC recovery period, d) begin with an (deferred) amount already incurred by the utility,
     e) is "evergreen" in the sense that each mechanism is intended to continue indefinitely until cancelled or modified by regulatory action on the part of the Company or the MDTE / NHPUC, and f) is annually pre-approved subject to MDTE / NHPUC review.


     9.   Defined Benefit Pension Plan, page 72
     ------------------------------------------

     We note from your disclosure that the New Hampshire Public Utility Commission (NHPUC) issued an order denying UES's petition for an accounting order allowing a reconciling rate mechanism. If you have recorded a regulatory asset related to this item, please explain to us how such asset meets the requirements of paragraph 9 of SFAS No. 71 given the NHPUC's actions.

     Response #9:
     -----------

     The NHPUC Order did not deny the use of a reconciling rate mechanism for the recovery of pension costs but rather the NHPUC's decision was a determination that it would only address this issue in the context of a full rate case. In its order, the NHPUC indicated that the Company had not demonstrated, based on the limited evidence presented in the petition for an accounting order, a clear basis to justify approval. The NHPUC analysis states: " A full examination of its income and expenses will be undertaken when Unitil files its next base rate case. However, if Unitil believes its under earnings are significant, it has the discretion to file before October, 2007." As disclosed, the Company filed a full base rate case on November 4, 2005, which included a request for recovery of Pension/PBOP costs through the reconciling mechanism, the PAC. The totality of UES' regulatory history with the

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 8


     NHPUC regarding this issue taken together with ratemaking precedent concerning pension cost recovery leads management to conclude that the pension costs are "probable of recovery". Management believes that the NHPUC will continue to consider the Company's request for pension recovery in a reconciling rate mechanism so long as such request is made in the context of a full rate case proceeding. In particular, based on two prior NHPUC orders (Order Nos. 24,107 and 24,269), statements from the NHPUC regarding the standard for recoverability of pension and PBOP costs, and the UES full rate case request seeking, among other things, recovery of pension costs, management has determined that the regulatory assets recorded for deferred pension and PBOP costs at December 31, 2005 are "probable of recovery" under the requirements of Paragraph 9 of Statement of Financial Accounting Standards No. 71 ("FAS 71"), Accounting for the Effects of Certain Types of Regulation.


10.  Note 10 Segment Information, page 81
-----------------------------------------

     In future filings please include all of the disclosure requirements of paragraph 27 of SFAS No. 131 or explain to us why you do not include them.

     Response #10:
     ------------

     The Registrant will include all of the Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information" disclosure requirements in the Form 10-K Segment Footnote in future filings, as applicable. Certain of the disclosure requirements in paragraph 27 of FAS 131 have typically not been applicable to the Registrant's business.

     Management believes that the Segment Footnote that is included in the Registrant's Form 10-Q's meets the disclosure requirements for interim reporting noted in FAS 131 and therefore no additional disclosures need to be made to the Segment Footnote in the Company's Form 10-Q's.

Mr. James Allegretto
U.S. Securities and Exchange Commission
April 14, 2006
Page 9


     As management desires to resolve these comments prior to the filing of its Form 10-Q for the first quarter of 2006, we would appreciate any efforts that you and other members of the Staff might undertake to get back to us promptly. If you have any questions regarding these responses, please direct them to Mark
H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or in his absence, Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510. Any questions regarding accounting issues may be directed to Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.


Very truly yours,                                 Very truly yours,

/s/ Mark H. Collin                                /s/ Laurence M. Brock

Mark H. Collin                                    Laurence M. Brock
Senior Vice President,                            Controller & Chief Accounting
Chief Financial Officer &                         Officer
Treasurer